Filed pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333-181549

May 29, 2012

Eastman Chemical Company

Pricing Term Sheet

$2,400,000,000

$1,000,000,000 2.4% Notes due 2017

$900,000,000 3.6% Notes due 2022

$500,000,000 4.8% Notes due 2042

Issuer:	Eastman Chemical Company
Ratings:	Baa2/BBB/BBB (1)
Pricing Date:	May 29, 2012
Settlement Date:	T+5; June 5, 2012 (2)
Title:	2017 Notes	2022 Notes	2042 Notes
Security Type:	Senior Unsecured Notes	Senior Unsecured Notes	Senior Unsecured Notes
Principal Amount:	$1,000,000,000	$900,000,000	$500,000,000
Maturity:	June 1, 2017	August 15, 2022	September 1, 2042
Coupon:	2.4%	3.6%	4.8%
Price to Public:	99.664%	99.224%	99.270%
Yield to Maturity:	2.472%	3.691%	4.845%
Spread to Benchmark Treasury:	T+170 bps	T+195 bps	T+200 bps
Benchmark Treasury:	0.625% due May 31, 2017	1.750% due May 15, 2022	3.125% due February 15, 2042
Benchmark Treasury Spot and Yield:	99-09 / 0.772%	100-02+ /1.741%	105-19 / 2.845%
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2012	February 15 and August 15, commencing February 15, 2013	March 1 and September 1, commencing March 1, 2013
Make-Whole Call:	T + 25 bps	T+ 30 bps (at any time prior to May 15, 2022)	T+ 30 bps (at any time prior to March 1, 2042)
Par Call:	N/A	At any time on or after May 15, 2022	At any time on or after March 1, 2042
Special Mandatory Redemption:	The Notes will be subject to a special mandatory redemption in the event that the merger (the “Merger”) with Solutia Inc. (“Solutia”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 26, 2012, by and among Eastman Chemical Company, Eagle Merger Sub Corporation, a wholly-owned subsidiary of Eastman Chemical Company, and Solutia is not consummated on or prior to October 31, 2012 or if, prior to October 31, 2012, the Merger Agreement is terminated (each such event, a “redemption event”). If a redemption event occurs the Notes will be redeemed at a special mandatory redemption price equal to 101% of the principal amount thereof plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or provided for, whichever is later, to but excluding the special mandatory redemption date. The “special mandatory redemption date” means the earlier to occur of (1) October 31, 2012, if the Merger has not been completed on or prior to October 31, 2012, or (2) the 30th day (or if such day is not a business day, the first business day thereafter) following the termination of the Merger Agreement.
CUSIP:	277432AM2	277432AN0	277432AL4

ISIN:	US277432AM22	US277432AN05	US277432AL49
Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

RBS Securities Inc.

Wells Fargo Securities LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. SMBC Nikko Capital Markets Limited SunTrust Robinson Humphrey, Inc.

(1) A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(2) We expect that delivery of the notes will be made against payment thereof on or about the settlement date specified in this communication, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next succeeding business day should consult their own advisor.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. The issuer files annual, quarterly, and current reports, proxy statements and other information with the SEC. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in the registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. We urge you to read these documents and any other relevant documents when they become available because they contain important information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC’s web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

This pricing term sheet supplements the preliminary prospectus supplement issued by Eastman Chemical Company on May 29, 2012 relating to its prospectus dated May 18, 2012.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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